SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Amendment No. 3 to

Schedule TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
_________________

GLOBAL SOURCES LTD. (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G 39300 101
(CUSIP Number of Class of Securities)

Chan Hoi Ching
Company Secretary
Global Sources Ltd.
22/F Vita Tower
29 Wong Chuk Hang Road
Aberdeen, Hong Kong
 (852) 2555 4840
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
James J. Clark, Esq. Stuart G. Downing, Esq. Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005 (212) 701-3000	James Bodi, Esq. Appleby (Bermuda) Limited Canon’s Court 22 Victoria Street PO Box HM 1179 Hamilton HM 12 EX, Bermuda (441) 295-2244

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,000,000	$6,440 **

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 5,000,000 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $10.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014 issued by the Securities and Exchange Commission, equals $128.80 per million of the value of the transaction.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,440                                                                           Filing Party:    Global Sources Ltd.
Form or Registration No.:   Schedule TO-I                                                                                    Date Filed: April 30, 2014

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]           third-party tender offer subject to Rule 14d-1.
[X]           issuer tender offer subject to Rule 13e-4.
[   ]           going-private transaction subject to Rule 13e-3.
[   ]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

AMENDMENT NO. 3 TO SCHEDULE TO-I

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2014, as amended by Amendment No. 1 to Schedule TO-I filed with the SEC on May 2, 2014, as further amended by Amendment No. 2 to Schedule TO-I filed with the SEC on May 30, 2014 (as so amended, the “Schedule TO”) by Global Sources Ltd., a Bermuda company (the “Company”), relating to the offer by the Company to purchase for cash up to 5,000,000 of its issued and outstanding common shares, par value $0.01 per share (the “Shares”), at a price of $10.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 30, 2014 (the “Offer to Purchase”) previously filed as Exhibit (a)(1)(A) to the Schedule TO and the accompanying Letter of Transmittal, dated April 30, 2014 (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO, which together, as each may be further amended and supplemented from time to time, constitute the offer (the “Offer”).  This Amendment No. 3 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 3 by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.                      Additional Information.

Item 11(b) is hereby amended and supplemented by the following:

The Offer expired on May 28, 2014, at 12:00 Midnight, New York City time.  Based on the count by Computershare Trust Company, N.A., the depositary for the Offer, a total of 30,062,715 Shares were properly tendered and not properly withdrawn at a price of $10.00 per share.  The Company has accepted for purchase on a pro rata basis 4,482,132 Shares and on an “odd lot” basis 517,868 Shares and will promptly pay $10.00 per share in respect of each of the Shares accepted for purchase.

                            SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                     GLOBAL SOURCES LTD.

                                                                                     By:         /s/ Connie Lai
                                                                                                    Name:   Connie Lai
                                                                                                    Title:     Chief Financial Officer

Dated: June 5, 2014